UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-5519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee

CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 17, 2005

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	December 31,
	2004	2003
Investments:
Cash and cash equivalents	$3,260	$41,435
Investments at fair value	182,888,997	180,634,516

Total investments	182,892,257	180,675,951

Contributions receivable	640,864	1,297,124

Net assets available for plan benefits	$183,533,121	$181,973,075

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Interest and dividend income, net of fees	$1,307,211	$1,091,966
Employee contributions	18,400,390	17,835,139
Employer contributions (net of forfeitures of $236,633 in 2004 and $36,929 in 2003)	640,864	1,218,290
Net appreciation in fair value of investments	10,262,761	29,426,694

Total additions	30,611,226	49,572,089

Deductions:
Withdrawals	(29,051,180)	(26,148,845)

Transfers in from merged plans	—	14,268,525

Net increase in net assets available for plan benefits	1,560,046	37,691,769

Net assets available for plan benefits:
Beginning of year	181,973,075	144,281,306

End of year	$183,533,121	$181,973,075

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of the CDI Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

The Plan is for the benefit of the eligible employees of CDI Corporation and those of its subsidiaries that have adopted the Plan for their eligible employees. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code of 1986. It was adopted in 1985.

(b)	Plan Mergers

Effective May 1, 2003, $3,399,390 in assets of the Spectrum Engineering Corporation Savings Plan (the “Spectrum Plan”) were merged into the Plan and the participants of the Spectrum Plan became participants in the Plan. The terms of the eligibility requirements under the Spectrum Plan were replaced in favor of those outlined in the provisions of the Plan. The majority of participants in the Spectrum Plan were 100% vested in their employer matching contributions at the time of the merger.

Effective January 1, 2004, the assets of the Management Recruiters International, Inc. 401(k) Savings Plan (the “MRI Plan”) were merged into, and the participants in the MRI plan became participants in, the Plan. The MRI Plan transferred $10,869,135 of assets to the Plan on December 31, 2003.

(c)	Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each non defined Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and the provisions of the Plan.

(d)	Investment Income

Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(e)	Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings (losses) thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees of CDI Engineering Solutions, Inc. who are in the Pharma Group. Vesting in employer matching contributions occurs on a six-year graduated schedule for Pharma Group employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2004 and 2003, the Plan had forfeitures of $350,892 and $233,174, respectively, available to reduce future employer contributions.

(f)	Withdrawals

In addition to normal distributions or withdrawals, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

(g)	Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in the CDI Corp. Stock Fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant’s vested account balance (or $50,000, reduced by the participant’s highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent. Interest on outstanding loans at December 31, 2004 range from 5.25% to 11.5%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(b)	Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)	Investments

Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Investments in the CDI Corp. Stock Fund are valued based on the quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each fund are further diversified into varied financial instruments, with the exception of the CDI Corp. Stock Fund, which invests in a single security.

Participants may invest in the following as of December 31, 2004:

UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio – This investment seeks to offer stability while maximizing current income and providing liquidity.

CDI Corp. Stock Fund - This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the Company.

Alger Balanced Portfolio - This fund seeks current income and long-term capital appreciation. Typically, the fund invests in common stocks and fixed-income securities that include commercial paper and bonds rated within the four highest rating categories by an established rating agency. Ordinarily, at least 25% of the fund’s net assets are invested in fixed-income securities.

Alger LargeCap Growth Institutional Portfolio - This fund seeks long-term capital appreciation by investing primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger MidCap Growth Institutional Portfolio - This fund seeks long-term capital appreciation by investing primarily in midsize companies. This portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

American Funds Growth Fund of America – This fund seeks to provide long-term capital growth by investing primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. The fund may also invest 15% of assets in securities of foreign companies and 10% of assets in lower-quality nonconvertible debt securities.

American Funds New Perspective Fund – This fund seeks to provide long-term growth of capital through investments all over the world, including the United States. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments.

George Putnam Fund of Boston - This fund seeks a balance of capital growth and current income by investing in a diversified portfolio composed mostly of common stock and corporate and U.S. government bonds.

Putnam American Government Income Fund – The fund seeks high current income with preservation of capital as its secondary objective. The fund typically divides its assets between U.S. Treasury securities and Government National Mortgage Association certificates (Ginnie Maes). The fund invests in long-term securities.

Putnam Capital Opportunities Fund - This fund seeks capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential across a wide range of industries.

Putnam Equity Income Fund - This fund seeks current income, with capital growth as a secondary goal, by investing mainly in stocks believed to have the potential to pay above-average dividends as well as the potential to grow in value over time.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of stock of companies located mainly outside the United States.

Putnam Investors Fund - This fund seeks long-term growth of capital by investing primarily in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

Putnam S&P 500 Index Fund - This fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in a combination of stock of small companies as well as in stock of larger, more established corporations.

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	December 31,
Investment	2004	2003
UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio	$31,838,714	$35,075,450
Alger Balanced Portfolio	12,618,428	10,305,288
Alger LargeCap Growth Institutional Portfolio	14,846,889	15,689,210
Alger MidCap Growth Institutional Portfolio	9,327,972	N/A
American Funds New Perspective Fund	15,623,076	13,941,791
Putnam Equity Income Fund	11,936,301	10,498,172
Putnam Investors Fund	13,833,951	13,565,483
Putnam S&P 500 Index Fund	14,833,105	13,013,048
Putnam Voyager Fund	25,122,766	28,498,894

Net appreciation (depreciation) in the fair value of investments, by major class, is shown in the table below, for the years ended December 31, 2004 and 2003:

Class of Investments	2004	2003
Mutual Funds	12,083,430	28,439,534
CDI Corp. Stock Fund	(1,820,669)	987,160

Total	$10,262,761	$29,426,694

(4)	Federal Income Taxes

In conjunction with the amendment and restatement of the Plan effective January 1, 2000, the Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The plan administrator believes that the Plan is being operated in accordance with the Plan’s provisions.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in Company contributions.

(6)	Related Party Transactions

A portion of the Plan’s investments are held in funds sponsored by Putnam Investments, the trustee. Therefore, these transactions qualify as party-in-interest transactions. Additionally, because the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent, these transactions qualify as party-in-interest. Finally, the Plan has participant loans which also qualify as party-in-interest transactions.

CDI Corporation 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of Issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Fair Value
	Alger Balanced Portfolio	684,095.927 shares	**	12,618,428
	Alger LargeCap Growth Institutional Portfolio	1,258,210.931 shares	**	14,846,889
	Alger MidCap Growth Institutional Portfolio	552,932.540 shares	**	9,327,972
	American Funds Growth Fund of America	181,719.021 shares	**	4,924,585
	American Funds New Prespective Fund	568,525.346 shares	**	15,623,076
*	George Putnam Fund of Boston	414,133.484 shares	**	7,479,251
*	Putnam American Governement Income Fund	515,359.646 shares	**	4,674,312
*	Putnam Capital Opportunities Fund	325,139.055 shares	**	3,908,171
*	Putnam Equity Income Fund	684,813.611 shares	**	11,936,301
*	Putnam International Growth Fund	184,493.884 shares	**	4,368,815
*	Putnam Investors Fund	1,098,804.710 shares	**	13,833,951
*	Putnam S&P 500 Index Fund	482,691.335 shares	**	14,833,105
*	Putnam Voyager Fund	1,512,508.482 shares	**	25,122,766
	UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio	1,097,800.462 shares	**	31,838,714
*	CDI Corp. Stock Fund	212,184.731 shares	**	4,536,510
*	Loans to Participants (a)			3,016,151

				$182,888,997

(a)	Loans bear interest at Prime plus 2.0% and range from 5.25% to 11.5%, maturing through 2014.
*	Party-in interest
**	Not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN

Date: June 27, 2005	By:	/s/ Joseph R. Seiders
Joseph R. Seiders
Member, Savings Plan Committee

INDEX TO EXHIBITS

Number	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm